FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number: 001-34985

Globus Maritime Limited

(Translation of registrant’s name into English)

128 Vouliagmenis Avenue, 3rd Floor, Glyfada, Attica, Greece, 166 74

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒              Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

This Form 6-K is furnished by Globus Maritime Limited (the “Company” or “our” or “us” or “we”) in connection with entry into a Shareholders Rights Agreement dated as of August 3, 2023, between the Company and Computershare Trust Company, N.A., as rights agent.

On August 3, 2023, the board of directors of the Company (the “Board”) declared a dividend of one preferred share purchase right (a “Right”) for each of our outstanding common shares, par value $0.004 per share, and adopted a shareholder rights plan, as set forth in the Shareholders Rights Agreement dated as of August 3, 2023 (the “Rights Agreement”), by and between us and Computershare Trust Company, N.A., as rights agent. The dividend is payable on August 21, 2023 to the shareholders of record on August 21, 2023.

The Board has adopted the Rights Agreement to protect shareholders from coercive or otherwise unfair takeover tactics. In general terms, it works by imposing a significant penalty upon, subject to limited exceptions, any person or group that acquires 15% or more of the outstanding common shares without the approval of the Board. If a shareholder’s beneficial ownership of our common shares as of the time of the public announcement of the rights plan and associated dividend declaration is at or above the applicable threshold, that shareholder’s then-existing ownership percentage would be grandfathered, but the rights would become exercisable if at any time after such announcement, the shareholder increases its ownership percentage. The Rights Agreement should not interfere with any merger or other business combination approved by the Board.

The summary description of Rights Agreement and the related Rights in this section is not complete and is qualified in all respects by the terms of the Rights Agreement and Certificate of Designation of Series C Participating Preferred Shares, each of which is filed as an exhibit to this report on Form 6-K, and each of which is incorporated herein by reference. The following description of the Rights is qualified in its entirety by reference to such exhibits. A copy of the Rights Agreement is available free of charge from the Company upon request.

The Rights. The Rights will initially trade with, and will be inseparable from, the common shares. The Rights are evidenced only by certificates that represent the common shares. New Rights will accompany any new common shares the Company issues after August 21, 2023 until the Distribution Date described below.

Exercise Price. Each Right will allow its holder to purchase from the Company one one-thousandth of a share of Series C Participating Preferred Shares (a “Preferred Share”) for $5.00 (the “Exercise Price”), once the Rights become exercisable. This portion of a Preferred Share will give the shareholder approximately the same dividend, voting and liquidation rights as would one common shares. Prior to exercise, the Right does not give its holder any dividend, voting, or liquidation rights.

Exercisability. The Rights will not be exercisable until ten days after the public announcement that a person or group has become an “Acquiring Person” by obtaining beneficial ownership of 15% or more of the outstanding common shares.

Certain synthetic interests in securities created by derivative positions—whether or not such interests are considered to be ownership of the underlying common shares or are reportable for purposes of Regulation 13D of the Securities Exchange Act of 1934, as amended—are treated as beneficial ownership of the number of shares of the Company’s common shares equivalent to the economic exposure created by the derivative position, to the extent actual shares of the Company’s common shares are directly or indirectly held by counterparties to the derivatives contracts. Swaps dealers unassociated with any control intent or intent to evade the purposes of the Rights Agreement are excepted from such imputed beneficial ownership.

For persons who, prior to the time of public announcement of the Rights Agreement, beneficially own 15% or more of the outstanding common shares, the Rights Agreement “grandfathers” their current level of ownership, so long as they do not purchase additional shares in excess of certain limitations. In addition, Georgios Feidakis, Athanasios Feidakis, Konstantina Feidakis, Angelina Feidakis, Firment Shipping Inc. and Goldenmare Limited, or any of their respective affiliates are excluded from the definition of “Acquiring Person” and therefore may obtain beneficial ownership of 15% or more of the outstanding common shares without causing the Rights to be exercisable.

The date when the Rights become exercisable is the “Distribution Date.” Until that date, the common shares certificates (or, in the case of uncertificated shares, by notations in the book-entry account system) will also evidence the Rights, and any transfer of common shares will constitute a transfer of Rights. After that date, the Rights will separate from the common shares and be evidenced by book-entry credits or by Rights certificates that the Company will mail to all eligible holders of common shares. Any Rights held by an Acquiring Person are null and void and may not be exercised.

Preferred Share Provisions

Each one one-thousandth of a Preferred Share, if issued, will, among other things:

•	not be redeemable;
•	entitle holders to quarterly dividend payments in an amount per share equal to the aggregate per share amount of all cash dividends, and the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions other than a dividend payable in common shares or a subdivision of the outstanding common shares (by reclassification or otherwise), declared on common shares since the immediately preceding quarterly dividend payment date; and
•	entitle holders to one vote on all matters submitted to a vote of the shareholders of the Company.

The value of one one-thousandth interest in a Preferred Share should approximate the value of one common shares.

Consequences of a Person or Group Becoming an Acquiring Person.

Flip In. If an Acquiring Person obtains beneficial ownership of 15% or more of the common shares, then each Right will entitle the holder thereof to purchase, for the Exercise Price, a number of common shares (or, in certain circumstances, cash, property or other securities of the Company) having a then-current market value of twice the Exercise Price. However, the Rights are not exercisable following the occurrence of the foregoing event until such time as the Rights are no longer redeemable by the Company, as further described below.

Following the occurrence of an event set forth in preceding paragraph, all Rights that are or, under certain circumstances specified in the Rights Agreement, were beneficially owned by an Acquiring Person or certain of its transferees will be null and void.

Flip Over. If, after an Acquiring Person obtains 15% or more of the common shares, (i) the Company merges into another entity; (ii) an acquiring entity merges into the Company; or (iii) the Company sells or transfers 50% or more of its assets, cash flow or earning power, then each Right (except for Rights that have previously been voided as set forth above) will entitle the holder thereof to purchase, for the Exercise Price, a number of common shares of the person engaging in the transaction having a then-current market value of twice the Exercise Price.

Notional Shares. Shares held by affiliates and associates of an Acquiring Person, including certain entities in which the Acquiring Person beneficially owns a majority of the equity securities, and Notional common shares (as defined in the Rights Agreement) held by counterparties to a Derivatives Contract (as defined in the Rights Agreement) with an Acquiring Person, will be deemed to be beneficially owned by the Acquiring Person.

Redemption. The Board may redeem the Rights for $0.001 per Right under certain circumstances. If the Board redeems any Rights, it must redeem all of the Rights. Once the Rights are redeemed, the only right of the holders of the Rights will be to receive the redemption price of $0.001 per Right. The redemption price will be adjusted if the Company has a stock dividend or a stock split.

Exchange. After a person or group becomes an Acquiring Person, but before an Acquiring Person owns 50% or more of the outstanding common shares, the Board may extinguish the Rights by exchanging one common shares or an equivalent security for each Right, other than Rights held by the Acquiring Person. In certain circumstances, the Company may elect to exchange the Rights for cash or other securities of the Company having a value approximately equal to one common shares.

Expiration. The Rights expire on the earliest of (i) February 3, 2025; or (ii) the redemption or exchange of the Rights as described above.

Anti-Dilution Provisions. The Board may adjust the purchase price of the Preferred Shares, the number of Preferred Shares issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split, or a reclassification of the Preferred Shares or common shares. No adjustments to the Exercise Price of less than 1% will be made.

Amendments. The terms of the Rights and the Rights Agreement may be amended in any respect without the consent of the holders of the Rights on or prior to the Distribution Date. Thereafter, the terms of the Rights and the Rights Agreement may be amended without the consent of the holders of Rights, with certain exceptions, in order to (i) cure any ambiguities; (ii) correct or supplement any provision contained in the Rights Agreement that may be defective or inconsistent with any other provision therein; (iii) shorten or lengthen any time period pursuant to the Rights Agreement; or (iv) make changes that do not adversely affect the interests of holders of the Rights (other than an Acquiring Person or an affiliate or associate of an Acquiring Person).

Taxes. The distribution of Rights should not be taxable for U.S. federal income tax purposes. However, following an event that renders the Rights exercisable or upon redemption of the Rights, shareholders may recognize taxable income.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE COMPANY’S REGISTRATION STATEMENTS: (A) ON FORM F-3 (FILE NO. 333-240042), FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 23, 2020 AND DECLARED EFFECTIVE AUGUST 6, 2020 (B) ON FORM F-3 (FILE NO. 333-239250), FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 31, 2020 AND DECLARED EFFECTIVE AUGUST 6, 2020, AND (C) ON FORM F-3 (FILE NO. 333-273249), FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 14, 2023 AND DECLARED EFFECTIVE ON JULY 26, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBUS MARITIME LIMITED

By:	/s/ Athanasios Feidakis
Name:	Athanasios Feidakis
Title:	President, Chief Executive Officer and Chief Financial Officer

Date: August 3, 2023

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
3.1	Statement of Designation of Rights, Preferences and Privileges of Series C Participating Preferred Shares of Globus Maritime Limited

3.2	Specimen Common Share Certificate

4.1	Shareholders Rights Agreement, dated as of August 3, 2023, by and between Globus Maritime Limited and Computershare Trust Company, N.A., as Rights Agent.